

June 8, 2021

Will Wei Cheng
Chief Executive Officer and Chairman of the Board
Xiaoju Kuaizhi Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijin
People's Republic of China

> **Re: Xiaoju Kuaizhi Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 21, 2021**
> **CIK No. 0001764757**

Dear Mr. Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Scale, page 2

1. We note your response to our prior comment 5. Please revise the prospectus in an appropriate section to disclose the information in your response so that investors can appreciate why the metric has been included in the prospectus and that the metric does not directly correlate with the company's revenue but rather has been included as a social responsibility metric. Also, because you provide no other comparative quantitative information that dates to 2015, the length of time appears to lack sufficient context and

seems inappropriate.

2. We note that you present Annual Active Users, Annual Active Drivers and Average Daily Transactions for the twelve months ended March 31, 2021. If available, in an appropriate place in your prospectus, please revise to present this information for your fiscal year ended December 31, 2019, or a similarly comparable period, so that investors can appreciate your historical scale relative to your current scale.

3. Tell us what consideration you gave to presenting GTV solely for your Core Platform. Alternatively, revise to enhance your explanation of the GTV that is not attributable to your Core Platform. If attributable to Other Initiatives, please revise to include Operating Metrics such as GTV on page 106, similar to your presentation for your other revenue streams.

Risk Factors

Claims and/or regulatory actions against us..., page 51

4. Clarify the new disclosure you have provided to explain the rectifications you were required to make to your business practices. Please also explain the "latest guidance" you received from such regulators, with a view to understanding the anti-monopoly concerns raised by the regulators.

Results of Operations

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Revenues, page 114

5. You state the number of transactions in the China Mobility segment increased by 156% from 1.1 billion for the three months ended March 31, 2020 to 2.3 billion for the three months ended March 31, 2021. The percentage increase of 156% does not appear to recalculate from the number of transactions you disclose. Please modify your disclosure accordingly.

Principal Shareholders, page 202

6. For the shares held by Steady Prominent Limited, Oriental Holding Investment Limited and New Amigo Holding Limited, clarify whether voting power is shared by the advisory committee or held exclusively by Mr. Cheng, as footnote (2) seems to suggest both outcomes are possible . If voting power is shared by the advisory committee, it is unclear why shares held by such entities are included in Mr. Cheng's beneficial ownership but excluded from Ms. Liu's and Mr. Zhu's beneficial ownership. Please advise.

You may contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services